SUBMISSION TYPE: AW WD

(Withdrawal of a request for withdrawal of an amendment to a registration statement)

Pear Tree Funds

55 Old Bedford Road

Lincoln, Massachusetts 01773

November 17, 2023

VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3030

Washington, D.C. 20549

Re:	Pear Tree Funds

Withdrawal of a Request to Withdraw Post-Effective Amendment 2 to Registration Statement on Form N-14

File No. 333-273992; Accession No. 0001104659-23-119317

Filed November 17, 2023

Ladies and Gentlemen:

Pear Tree Funds (the “Registrant”) hereby respectfully submits this letter to withdraw its November 17, 2023 request for withdrawal of the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-14 (File No. 333-273992).

Please direct any questions or comments concerning this request for withdrawal to John Hunt of Sullivan & Worcester LLP at (617) 338-2961.

Sincerely yours,

/s/ Willard Umphrey
Willard L. Umphrey
President

Cc:	Deborah A. Kessinger, Pear Tree Funds
John Hunt, Sullivan & Worcester, LLP